EXHIBIT D-2


                             STATE OF NORTH CAROLINA
                              UTILITIES COMMISSION
                                     RALEIGH

                             DOCKET NO. G-9, SUB 470
                            DOCKET NO. G-21, SUB 439
                             DOCKET NO. E-2, SUB 825

          In the Matter of
Joint Application of Carolina Power &       )
Light Company, North Carolina Natural Gas   )        ORDER APPROVING
Corporation, Piedmont Natural Gas           )        APPLICATION
Company, Inc., and Progress Energy, Inc.,   )
To Engage in Business Transactions          )

HEARD IN:         Commission  Hearing Room, Dobbs Building,  430 North Salisbury
                  Street,  Raleigh,  North Carolina, on April 29, 2003

BEFORE: Commissioner Lorinzo L. Joyner, Presiding, Chair Jo Anne Sanford and Commissioners J. Richard Conder, Robert V. Owens, Jr., Sam J. Ervin, IV, James Y. Kerr, II, and Michael
                  S. Wilkins

APPEARANCES:

         For Piedmont Natural Gas Company, Inc.:

                  Jerry W. Amos and James H. Jeffries IV, Nelson Mullins Riley & Scarborough, L.L.P., Bank of America Corporate Center, 100 N. Tryon Street, Suite 2400, Charlotte, North Carolina 28202-4000

         For Progress Energy, Inc.:

                  Len S. Anthony, Manager, Regulatory Affairs, Progress Energy, Inc., Post Office Box 1551, PEB 17A4, Raleigh, North Carolina 27602-1551

         For North Carolina Natural Gas Corporation:

                  Len S. Anthony, Manager, Regulatory Affairs, Progress Energy, Inc., Post Office Box 1551, PEB 17A4, Raleigh, North Carolina 27602-1551

         For Eastern North Carolina Natural Gas Company:

                  Len S. Anthony, Manager, Regulatory Affairs, Progress Energy, Inc., Post Office Box 1551, PEB 17A4, Raleigh, North Carolina 27602-1551


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         For Carolina Utility Customers Association, Inc.:

                  James P. West, West Law Offices, P.C., Suite 1735, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601

         For Albemarle Pamlico Economic Development Corporation:

                  Thomas P. Nash, IV, Trimpi, Nash & Harman, L.L.P.,
                  200 N. Water Street, Suite 2A, Elizabeth City, North Carolina 27909

         For the Using and Consuming Public:

                  Vickie L. Moir, Staff Attorney, Public Staff - North Carolina Utilities Commission, 4326 Mail Service Center, Raleigh, North Carolina 27699-4326

         For the Using and Consuming Public:

                  Margaret A. Force and Leonard G. Green, Assistant Attorneys General, North Carolina Department of Justice, Post Office Box 629, Raleigh, North Carolina 27602

     BY THE COMMISSION: On December 23, 2002, Piedmont Natural Gas Company, Inc. (Piedmont), North Carolina Natural Gas Corporation (NCNG), Carolina Power & Light Company (CP&L), and Progress Energy, Inc. (Progress) (collectively referred to as the Applicants), filed an application seeking (1) approval of a Stock Purchase Agreement (SPA) between Piedmont and Progress dated October 16, 2002, pursuant to which Piedmont will purchase all the capital stock of NCNG;
(2) approval of the merger of NCNG into Piedmont; (3) authorization to transfer to Piedmont all of NCNG's rights and obligations under all certificates of public convenience and necessity heretofore issued by the Commission to NCNG and/or its predecessors; (4) authorization for Piedmont to commence natural gas service in all areas of North Carolina previously certificated to NCNG under the terms and conditions of service, including rates, approved for NCNG; (5) authorization for NCNG to discontinue natural gas service in North Carolina upon the effective date of the merger; (6) authorization for Piedmont to purchase from Progress the Eastern North Carolina Natural Gas Company shares and the Eastern North Carolina Natural Gas Company Rights and Obligations as defined in the SPA; (7) authorization for Piedmont to issue up to $500,000,000 in debt securities; (8) authorization for Piedmont to make appropriate changes in its policies and procedures, including its Gas Cost Recovery Mechanism, that are necessary or appropriate to effect the merger; (9) authorization for Piedmont to do business under the assumed name "North Carolina Natural Gas Corporation" and/or "NCNG"; (10) approval to modify CP&L's Code of Conduct and Regulatory Conditions previously approved by the Commission; and (11) approval for any


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additional authorization and/or waiver as may be necessary or appropriate to effect these transactions. Exhibits supporting the application, including a Market Power Study and Cost-Benefit Analysis, were filed with the Applicants' application. On January 16, 2003, the Applicants filed Exhibit J to the application which was omitted from the December 23, 2002 filing.

     On January 10, 2003, Carolina Utility Customers Association, Inc. (CUCA), filed a petition to intervene in this proceeding, which was allowed by Commission order dated January 16, 2003. On January 21, 2003, the Public Works Commission of the City of Fayetteville filed a petition to intervene, which was allowed by order of the Commission dated January 27, 2003. On January 24, 2003, petitions to intervene were filed by the Cities of Greenville, Rocky Mount, Wilson, and Monroe and by the Carolina Industrial Group For Fair Utility Rates (CIGFUR II); these were allowed by an order of the Commission dated January 28, 2003.

     Also on January 24, 2003, the Commission issued its Order Scheduling Hearing, Establishing Testimony Due Dates, and Requiring Public Notice (Scheduling Order). The Scheduling Order scheduled a hearing for April 29, 2003, established discovery procedures, set dates for prefiled testimony, and required the Applicants to give notice to their customers. The Commission also determined in the Scheduling Order that the proposed changes to CP&L's Code of Conduct would not be addressed in this proceeding, but instead would be considered in a separate proceeding.

     On January 27, 2003, the Applicants prefiled the direct testimony of witnesses Thomas E. Skains and David J. Dzuricky.

     On February 18, 2003, a petition to intervene was filed by Public Service Company of North Carolina, Inc. (PSNC), which was allowed by Commission order dated March 3, 2003. Also on February 18, 2003, the Attorney General filed Notice of Intervention in this proceeding pursuant to G.S. 62-20. On March 3, 2003, a petition to intervene was filed by the Albemarle Pamlico Economic Development Corporation (APEC), which was allowed by Commission order dated March 6, 2003. On March 6, 2003, a petition to intervene was filed by Enline Energy; it was allowed by Commission order of April 23, 2003.

     The joint testimony and exhibits of Public Staff witnesses Jeffrey L. Davis, Thomas W. Farmer, and James G. Hoard was filed on April 8, 2003. Also, on April 8, 2003, CUCA filed the testimony of Kevin W. O'Donnell, APEC filed the testimony of Jimmie Dixon, and Eastern North Carolina Natural Gas Company (Eastern NC) filed the testimony of John F. Hughes.

     On April 22, 2003, CP&L filed a letter with the Commission addressing certain conditions proposed in the testimony of the witnesses for the Public Staff and Eastern NC.


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     The Applicants' witness David J. Dzuricky prefiled rebuttal testimony on
April 22, 2003, in order to address issues raised in the prefiled testimony of Public Staff witnesses Davis, Farmer, and Hoard, CUCA witness O'Donnell, APEC witness Dixon, and Eastern NC witness Hughes.

     On April 24, 2003, Eastern NC filed its petition to intervene, which was allowed by Commission order of April 28, 2003.

     On April 24, 2003, APEC filed a letter with the Commission in order to clarify that APEC had declined to exercise its right of first refusal to purchase the Eastern NC shares to be sold to Piedmont as part of this transaction.

     On April 29, 2003, the hearing was held as scheduled. No public witnesses appeared. Testimony was presented by the following witnesses:

         For the Applicants:  Thomas E. Skains,  President and Chief Executive
         ------------------
         Officer of Piedmont and David J. Dzuricky, Chief Financial Officer and Senior Vice President of Piedmont.

         For the Public Staff:  Jeffrey L. Davis, Director, Natural Gas
         --------------------
         Division; Thomas W. Farmer, Director, Economic Research Division; and James G. Hoard, Assistant Director, Accounting Division.

         For CUCA:  Kevin W. O'Donnell, President, Nova Energy Consultants, Inc.
         --------

         For APEC:  Jimmie Dixon, Chairman of the Board, APEC.
         --------
         For Eastern NC:  John F. Hughes, Chairman and Chief Executive Officer
         --------------
         of Eastern NC.

     On May 5, 2003, Applicants filed a late-filed exhibit consisting of a copy of the agreement evidencing APEC's consent to the assignment of the Construction, Operating and Maintenance Agreement (CO&M Agreement) for Eastern NC from CP&L to Piedmont.

     Based on the testimony and exhibits received into evidence, the record in this proceeding, and Commission records, the Commission makes the following:

                                FINDINGS OF FACT

     1. NCNG is a Delaware corporation, duly registered to do business within the state of North Carolina, and authorized by its Articles of Incorporation to engage in the business of transporting, distributing, and selling natural gas.


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     2. NCNG is a certificated North Carolina public utility within the meaning of G.S. 62-3(23), and its public utility operations within the state of North Carolina are subject to the jurisdiction of this Commission. NCNG currently provides natural gas service to approximately 176,000 customers in south central and eastern North Carolina.

     3. Progress is a corporation organized and existing under the laws of the state of North Carolina and is the owner of all of the issued and outstanding capital stock of NCNG.

     4. CP&L is a corporation organized and existing under the laws of the state of North Carolina, a wholly owned subsidiary of Progress, and a public utility engaged in the business of generating, transmitting, distributing, and selling electric power in North and South Carolina.

     5. Piedmont is a corporation organized and existing under the laws of the state of North Carolina, authorized by its Articles of Incorporation to engage in the business of transporting, distributing, and selling natural gas, and currently engaged in providing such services to approximately 462,000 customers in North Carolina, pursuant to certificates of public convenience and necessity previously granted by this Commission.

     6. Piedmont is a public utility within the meaning of G.S. 62-3(23) and its North Carolina operations are subject to the jurisdiction of this Commission.

     7. Eastern NC is a corporation organized and existing under the laws of the state of North Carolina. Eastern NC is a public utility authorized to provide natural gas service to fourteen counties in eastern North Carolina pursuant to authority granted by this Commission in an order dated June 15, 2000.

     8. The capital voting stock of Eastern NC is owned fifty percent (50%) by Progress and fifty percent (50%) by APEC. Pursuant to various agreements between Progress and APEC, Progress also owns 174 shares of Series A Preferred Stock of Eastern NC, and Progress has the right and obligation to purchase an additional 326 shares of Eastern NC's Series A Preferred Stock (hereinafter referred to as the Eastern NC Rights and Obligations).

     9. The Applicants are lawfully before the Commission pursuant to G.S. 62-111 and 62-161 with respect to the relief sought in their application.

     10. The Applicants' application, testimony, exhibits, affidavits of publication, and public notices are in compliance with the procedural requirements of the General Statutes and the Rules and Regulations of the Commission.


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     11. In this proceeding, the Applicants seek (1) approval of a Stock
Purchase Agreement between Piedmont and Progress dated October 16, 2002, pursuant to which Piedmont will purchase all the capital stock of NCNG; (2) approval of the merger of NCNG into Piedmont; (3) authorization to transfer to Piedmont all of NCNG's rights and obligations under all certificates of public convenience and necessity heretofore issued by the Commission to NCNG and/or its predecessors; (4) authorization for Piedmont to commence natural gas service in all areas of North Carolina previously certificated to NCNG under the terms and conditions of service, including rates, approved for NCNG; (5) authorization for NCNG to discontinue natural gas service in North Carolina upon the effective date of the merger; (6) authorization for Piedmont to purchase from Progress the Eastern North Carolina Natural Gas Company shares and Eastern North Carolina Natural Gas Company Rights and Obligations as defined in the SPA; (7) authorization for Piedmont to issue up to $500,000,000 in debt securities; (8) authorization for Piedmont to make appropriate changes in its policies and procedures, including its Gas Cost Recovery Mechanism, that are necessary or appropriate to effect the merger; (9) authorization for Piedmont to do business under the assumed name "North Carolina Natural Gas Corporation" and/or "NCNG";
(10) approval to modify CP&L's Code of Conduct and Regulatory Conditions previously approved by the Commission; and (11) approval for any additional authorization and/or waiver as may be necessary or appropriate to effect the transactions.

     12. In order to obtain Commission approval of the acquisition by Piedmont of the capital voting stock of NCNG, the merger of NCNG into Piedmont, the acquisition by Piedmont of Progress' interests in Eastern NC, the acquisition by Piedmont of all requisite certificate authority needed for Piedmont to serve NCNG's customers, and all of the associated relief sought in the application, the Applicants must demonstrate that the proposed business transactions among Piedmont, Progress, NCNG, Eastern NC, and CP&L are justified by the public convenience and necessity.

     13. Upon the closing of the transactions set forth in the SPA, Piedmont will acquire ownership of, and operational control over, NCNG and will acquire a fifty percent (50%) ownership interest in, and operational control over, Eastern NC.

     14. Piedmont is an experienced and capable natural gas local distribution company that is prepared to assume the certificate and service obligations of NCNG.

     15. Piedmont's acquisition of NCNG and a fifty percent (50%) interest in Eastern NC will not materially increase Piedmont's market power or reduce competition within the natural gas sales and transportation markets in North Carolina.

     16. Piedmont's acquisition of NCNG and a fifty percent (50%) interest in Eastern NC and the merger of NCNG into Piedmont will provide multiple economic


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and non-economic benefits to Piedmont and its current and future ratepayers, including the ratepayers of NCNG and Eastern NC.

     17. Piedmont's acquisition of NCNG and a fifty percent (50%) interest in Eastern NC and the merger of NCNG into Piedmont will have no adverse net effect on NCNG or Eastern NC ratepayers.

     18. Piedmont's acquisition of NCNG and a fifty percent (50%) interest in Eastern NC and the merger of NCNG into Piedmont will have no adverse net effect on Piedmont ratepayers.

     19. The demonstrated benefits of Piedmont's acquisition of NCNG and a fifty percent (50%) interest in Eastern NC and the merger of NCNG into Piedmont outweigh the potential harms and risks associated with these transactions.

     20. Piedmont's acquisition of NCNG and a fifty percent (50%) interest in Eastern NC and the merger of NCNG into Piedmont are justified by the public convenience and necessity.

     21. In order for Piedmont to obtain Commission approval for the issuance of debt in order to fund the initial financing of its purchase of NCNG and a fifty percent (50%) ownership interest in Eastern NC, Piedmont must demonstrate that such issuance is consistent with the requirements of G.S. 62-161(b).

     22. The financing proposed by Piedmont for its acquisition of NCNG and a fifty percent (50%) ownership interest in Eastern NC is consistent with the requirements of G.S. 62-161(b).

     23. Piedmont should be permitted to make and utilize an election pursuant to Section 338(h)(10) of the Internal Revenue Code, as anticipated by the SPA, in acquiring NCNG and a fifty percent (50%) ownership interest in Eastern NC.

     24. Piedmont shall not be permitted to recover from its ratepayers the goodwill or acquisition premium associated with its acquisition of NCNG and a fifty percent (50%) ownership interest in Eastern NC.

     25. Piedmont is not precluded from seeking future regulatory asset treatment or recovery of such part of the total purchase price paid by Piedmont as may be allocable to Progress' assumption of all investigation and remediation liability associated with and ownership of NCNG's manufactured gas plant (MGP) sites.

     26. CP&L has previously been precluded from recovering from ratepayers the goodwill or acquisition premium associated with its 1999 acquisition of NCNG;


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however, decision regarding the treatment of Progress' costs related to the MGP clean-up will not be made at this time.

     27. No party is precluded from seeking or challenging the establishment of any regulatory assets relating to NCNG's pension and other post-employment benefit (OPEB) costs and Piedmont's integration costs in either the pending NCNG rate case or a future rate case.

     28. Nothing in this Order should be construed to deprive the Commission of its regulatory authority under North Carolina law, including its right to review and adjust, if appropriate, Piedmont's cost of capital or expense levels for ratemaking purposes for the effect of the securities issued as the financing for the acquisition.

     29. Piedmont shall promptly notify the Commission in the event that Piedmont determines (or is otherwise informed) prior to the closing of the transactions anticipated herein that Piedmont will become a registered holding company within the meaning of the Public Utility Holding Company Act of 1935 (PUHCA) as a consequence of such closing.

     30. It is assumed, based on representations made by Piedmont, that the merger will not cause Piedmont to become a registered holding company under PUCHA. If Piedmont or its affiliates engage in acquisitions or other actions (such as, but not limited to, the creation of a parent of Piedmont) after the merger that create the possibility of Piedmont (or a parent) becoming a registered holding company under PUHCA, Piedmont will notify the Commission at least 30 days prior to filing with the Securities and Exchange Commission (SEC) any application necessary to obtain authorization to take such actions or, where no such application is necessary, at least 60 days prior to taking such actions. Piedmont will bear the full risk of any preemptive effects of PUCHA and will take all such actions as the Commission finds necessary and appropriate to hold North Carolina retail ratepayers harmless from such preemption.

     31. Following the merger, Progress shall continue to provide members of the Commission, Commission Staff, and Public Staff full access to books and records of NCNG and entities that, prior to the merger, have been affiliated with NCNG, where such records relate either directly or indirectly to the provision of intrastate service by NCNG.

     32. NCNG shall be fully accountable for any action or inaction by NCNG affecting rates or services, and the merger and resulting change in ownership will not be an excuse or defense.

     33. It is the intent of the conditions herein that the affected utilities' ratepayers shall be held harmless from any adverse effects of the merger, including actions by other regulatory jurisdictions relating to the merger, and


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that ratepayers shall receive benefits from the merger that are at least commensurate with the potential adverse effects of the merger.

     34. It is the Commission's intention to enforce all of the conditions approved herein consistently with their intended goals. In addition, the Commission has inherent authority, consistent with the appropriate procedural mechanisms, to amend the conditions should circumstances warrant. To the extent that a party has a concern or complaint with respect to the actions of the affected utilities or with the Commission's interpretation of the conditions, that party may seek relief from the Commission.

     35. Additional conditions were proposed by parties, but the Commission concludes that these conditions either have been sufficiently satisfied or are not appropriate. No such further conditions will be ordered in this proceeding.

     36. Upon consummation of the transactions called for in the SPA, Piedmont shall provide service to customers located within the certificated service territories previously assigned to NCNG and Eastern NC based on NCNG's and Eastern NC's respective approved rates, terms, and conditions of service.

     37. Piedmont shall synchronize and consolidate the commodity gas cost component of its rates for all its North Carolina customers, including former NCNG customers, on the effective date of the next change in its benchmark commodity cost of gas after the closing.

     38. Piedmont shall prepare and file, as soon as practicable following the closing of the merger between Piedmont and NCNG, a rate transition plan to permit Piedmont to charge all of its North Carolina customers (including former NCNG customers) the same rate components to recover its wholesale demand gas costs.

     39. Piedmont shall file in its next general rate case following the closing of the merger between Piedmont and NCNG, any additional proposed changes to its rates, tariffs, and service regulations.

     40. The review period for NCNG's next annual gas cost prudence review shall end on the last day of the month of the closing of the merger between Piedmont and NCNG, even if the closing is on the last day of the month, and the review will be based on actual, rather than estimated, deferred account balances. Going forward, the Commission will conduct a unified gas cost prudence review for all Piedmont customers, on the schedule prescribed for Piedmont by Commission Rule, recognizing that for some time it will be necessary to consider separate accounting and rates for the former NCNG customers in the context of that unified hearing.


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     41. The additional relief requested by the Applicants, except for the modification of CP&L's Code of Conduct, is necessary and appropriate for consummation of the transactions set forth in the SPA and is approved.

             EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 1-8

     These findings are jurisdictional, informational, and procedural in nature and are not contested by any party. They are supported by the application and the exhibits thereto, the testimony and exhibits of the various witnesses, and the records of the Commission in this and other proceedings.

             EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 9-10

     The basis for these findings of fact is found in the provisions of G.S. 62-111(a) and G.S. 62-161, in the Commission's Rules and Regulations, and in the Scheduling Order in this proceeding. These findings recognize the Applicants' compliance with the Commission's procedural requirements with respect to the request for Commission approval of the various business transactions proposed in the application.

     G.S. 62-111(a) provides in part as follows:

     No franchise now existing or hereafter issued under the provisions of this Chapter . . . shall be sold, assigned, pledged or transferred, nor shall control thereof be changed through stock transfer or otherwise, . . . nor shall any merger or combination affecting any public utility be made through acquisition of control by stock purchase or otherwise, except after application to and written approval by the Commission, which approval shall be given if justified by the public convenience and necessity.

The application seeks, among other things, approval of the SPA through which Piedmont will obtain direct ownership of NCNG and a fifty percent (50%) ownership interest in Eastern NC, both of which are regulated public utilities subject to the jurisdiction of the Commission. G.S. 62-161 requires that Piedmont obtain Commission approval of its proposed issuance of debt securities to finance the purchase of NCNG and the Eastern NC shares and that such approval be granted only upon making the findings required by that statute.

     The Commission's Rules and Regulations and the Scheduling Order in this proceeding establish a variety of procedural requirements for this proceeding, including the provision of notice to the public. The record indicates that the Rules and Regulations and the Scheduling Order have been complied with in all material respects, and no party contended otherwise.


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               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 11

     The authorizations and approvals sought by the Applicants in this docket are set forth in the application as well as the testimony and exhibits of the Applicants' witnesses Dzuricky and Skains.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 12

     The evidence for this finding is found in Chapter 62 of the General
Statutes.

     As noted above, G.S. 62-111(a) requires the Applicants to demonstrate and the Commission to find that the business transactions proposed in the application are justified by the public convenience and necessity. In prior decisions, the Commission has stated that G.S. 62-111(a) sets forth a broad public interest standard, that the Commission has authority to review all aspects of a proposed merger and to balance all potential benefits and costs, and that approval of a merger should be given only if sufficient conditions are imposed to ensure that the merger will have no known adverse impact on the rates and services of ratepayers, that ratepayers are protected as much as possible from potential harm, and that ratepayers will receive sufficient benefits to offset any potential costs, risks, and harms. In applying this test to the application herein, it is appropriate for the Commission to consider a number of factors, including (a) whether or not rates and services will be adversely affected by the proposed transaction, (b) whether expected benefits will exceed known and expected costs, (c) the expected impact on service quality, (d) the extent to which costs can be lowered and/or rates maintained or reduced, (e) the effectiveness of continuing state regulation, (f) increased ability to provide stable and reliable natural gas service, (g) the ability to rely on a more diverse gas supply, (h) the creation/availability of a more geographically diverse natural gas system, (i) the provision of a more diverse staff with greater experience in the natural gas industry, (j) the elimination of concerns over gas and electricity being provided by the same family of companies, and (k) the preservation of a strong corporate presence in North Carolina for the utility succeeding to the certificate authority. See State ex rel. Utilities Comm. v. Carolina Coach Co., 269 N.C. 717, 153 S.E.2d 461 (1967); Order Approving Merger and Issuance of Securities in Docket No. G-5, Sub 400 (December 7, 1999); Order Approving Stock Transfer in Docket No. E-7, Sub 427 (August 29,
1988); Order Approving Merger and Issuance of Securities in Docket No. E-7, Sub 596 (April 22, 1997).

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO.13

     The evidence for this finding of fact is found in the testimony of the Applicants' witnesses Dzuricky and Skains.


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     The application recites that

     Under the terms of the Stock Purchase Agreement, Piedmont will purchase from Progress the NCNG Shares, the [Eastern NC] Shares and the [Eastern NC] Rights and Obligations. Immediately following the Closing (as defined in the Stock Purchase Agreement), Piedmont will cause NCNG to be merged into and with Piedmont, with Piedmont being the surviving corporation. . . . Upon the effective date of the Merger, Piedmont will become responsible for providing natural gas service to all natural gas customers in the North Carolina service area previously certificated to NCNG and its predecessors, and will acquire all of the rights and obligations of Progress, CP&L and NCNG with respect to the [Eastern NC] Shares, the [Eastern NC] Rights and Obligations and the CO&M Agreement.

This summarizes the substantive terms of the SPA, which establishes the parties' legal obligations with respect to the proposed business transactions. The scope of the proposed acquisition was further explained in the testimony of the Applicants' witnesses Skains and Dzuricky and is undisputed.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 14

     The evidence supporting this finding of fact is found in the testimony of the Applicants' witnesses Skains and Dzuricky and in the Commission's records.

     The application indicates that

     Piedmont is an experienced and capable natural gas local distribution company [that has] . . . previously shown that it is ready, willing and able to assume all of the regulatory responsibilities imposed upon natural gas utilities by the North Carolina General Statutes and by the rules and regulations of the Commission with respect to its existing utility operations in North Carolina, and [that] it is ready, willing and able to do so with respect to the NCNG natural gas distribution company operations.

The Applicants' witness Dzuricky repeated this assertion in his testimony. The Applicants' witness Skains testified that Piedmont is engaged in the provision of natural gas distribution services to more than 740,000 customers in three states and that Piedmont provides such service to more than 100 towns and communities in North Carolina.

     Based on this uncontested evidence, the Commission concludes that Piedmont is capable of assuming the certificate and service obligations of NCNG upon consummation of the transactions proposed in this proceeding. The Commission


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takes judicial notice of a similar conclusion regarding Piedmont's capabilities that was recently made by the Commission in the Order Approving Merger in Docket Nos. G-9, Sub 466 and G-3, Sub 251 (October 8, 2002).

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 15

     The evidence for this finding of fact is contained in the Market Power Study attached as an exhibit to the application and in the testimony of the Public Staff witnesses.

     Applicants filed a Market Power Study with the application in the proceeding. In this study, Dr. Jay Lukens of the Lukens Energy Group concluded, "Piedmont's acquisition of NCNG will not have an adverse effect on competition for natural gas sales and transportation services in the relevant geographic markets." Dr. Lukens' conclusion was supported by an analysis of the relevant geographic and service markets and a more formal Herfindahl-Hirschman Index
(HHI) calculation applied to U.S. Department of Justice (USDOJ) indices. Dr. Lukens calculated the HHI value of Piedmont's acquisition of NCNG using several variables. In all but two scenarios, the post-acquisition value calculated was below 1000, indicating an unconcentrated market and no expectation of an adverse effect on competition under USDOJ guidelines. In the two instances where Dr. Lukens' analysis resulted in a post-merger HHI value above 1000, those values were only 1004 and 1007 respectively.(1) Dr. Lukens also identified several mitigating factors that supported his conclusion that Piedmont's acquisition of NCNG would have no adverse effects on competition. These included (1) the ability of Transco to sell Interruptible Transportation service using Piedmont's unutilized capacity in the event Piedmont attempted to withhold capacity from the market, (2) the ability of downstream shippers in Transco's Zone 6 to make deliveries into Zone 5 at levels in excess of historic levels in the event Piedmont attempted to withhold capacity, and (3) the ongoing development of two pipelines (Patriot and Greenbrier) and one liquefied natural gas project (Cove Point) which will collectively add approximately 2 million dekatherms per day of deliverability into Transco's Zone 5. No other party submitted a market power study.

     On cross-examination by counsel for CUCA, Public Staff witnesses Davis, Farmer, and Hoard indicated that they had reviewed Dr. Lukens' analysis and that they were satisfied with it. Witness Davis also indicated that natural gas and electricity compete with respect to certain energy applications, that the same company currently controls both electric and natural gas service within NCNG's service territory, and that that will no longer be true after the closing of the transactions proposed in this proceeding.

--------------------
     (1) Dr. Lukens stated that these two instances were based on assumptions that only Piedmont and NCNG make off-system sales and that these are "extreme assumptions" which "tend to overstate the degree of concentration in the market and the effect of the acquisition."

     In its brief, CUCA states its concern that the merger of three of North Carolina's four largest natural gas LDCs during the past year and the resulting consolidation of interstate transportation capacity rights within Transco's Zone 5 may permit Piedmont to exercise periodic market power when releasing capacity to third parties such as industrial transportation customers. While weather and other demand conditions will undoubtedly limit, to some extent, the amount of transportation capacity that Piedmont can release into the secondary market at any given time, CUCA states that after this merger Piedmont will control such a significant portion of Zone 5 interstate transportation capacity that the exercise of market power appears to be a potentially viable concern. CUCA believes that the Commission should condition approval of the merger upon the retention of sufficient jurisdiction to address any anti-competitive conduct by Piedmont associated with the consolidation of Transco Zone 5 capacity through the merger with NCNG.

     Based on the Market Power Study and the testimony of the Public Staff witnesses, the Commission concludes that Piedmont's acquisition of NCNG will not materially increase Piedmont's market power or adversely affect competition within the natural gas sales and transportation markets in North Carolina. Having reached this conclusion, the Commission concludes that it is unnecessary to condition approval of the acquisition as proposed by CUCA. Further, approval of the acquisition will not affect whatever jurisdiction the Commission has to police Piedmont's conduct in the secondary market.

            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 16-20

     The evidence for these findings of fact is found in the Cost-Benefit Analysis attached to the application and in the testimony of the witnesses for the Applicants, the Public Staff, and CUCA.

     The Cost-Benefit Analysis attached to the application identified a variety of economic and non-economic benefits that will accrue as a result of the business transactions proposed in the SPA. The non-economic benefits include increased financial strength for Piedmont resulting from the growth inherent in the acquisition of NCNG, reduced market risk arising from a customer mix that is more resistant to economic downturns, physical system benefits arising from the contiguous nature of Piedmont's and NCNG's distribution systems, and the continuation of Piedmont's primary focus in North Carolina. Economic benefits identified in the analysis include elimination or reduction of utility governance costs, reduction of direct service costs, and savings resulting from integration and optimization of NCNG's business with Piedmont's business. The analysis estimated that the minimum economic benefit that will be derived from Piedmont's acquisition of NCNG will be an operation and maintenance (O&M) cost savings of $5 million annually.

     Witness Skains testified that the acquisitions anticipated by the SPA will yield many benefits and savings including those arising from (1) the integration of corporate functions, (2) the integration of corporate programs, (3) purchasing economies, and (4) business optimization. Witness Skains also testified that the transactions will benefit Piedmont and its customers through the addition of customers and facilities and by improving Piedmont's access to capital markets, increasing its ability to hire and retain qualified employees, and generating new opportunities to control expenses through the integration of its operations and the spreading of fixed costs over a greater number of customers.

     Witness Dzuricky testified that the acquisition of NCNG will serve the public interest by providing the following benefits: (1) strengthening investor confidence and facilitating Piedmont's ability to attract investor capital on reasonable terms, (2) strengthening Piedmont's business and providing greater protection for Piedmont's and NCNG's customers as a result of a more diverse customer mix better able to withstand economic downturns, (3) reduction of future capital expenditures as a result of the contiguous nature of NCNG's and Piedmont's distribution facilities, (4) maintenance of a North Carolina headquarters for NCNG, (5) savings obtained through elimination of NCNG's separate corporate governance functions, (6) savings obtained through integration of direct service functions, and (7) best practices savings.

     In terms of costs, the Cost-Benefit Analysis projects three categories of one-time costs associated with the transactions contemplated by the SPA. These are transaction fees of approximately $17 million, integration costs of approximately $1 million, and an acquisition premium of approximately $17 million. The Cost-Benefit Analysis indicates that the transaction fees include substantial costs related to the proposed securities issuances associated with financing these transactions. Witness Dzuricky provided some elaboration of these amounts. He indicated that the $1 million in integration costs had risen to slightly less than $4 million by the time of hearing. Witness Dzuricky also identified costs associated with Piedmont's Section 338(h)(10) election as reflected on CUCA Dzuricky Cross-Examination Exhibit No. 1.

     On cross-examination by CUCA's counsel, witness Dzuricky reiterated the savings and net benefits from Piedmont's acquisition of NCNG. As reflected in CUCA Dzuricky Cross-Examination Exhibit No. 1, at the time of hearing and based on updated information, Piedmont calculated an O&M savings from the merger in excess of $8 million annually and a positive net present value (NPV) of total savings to ratepayers from the acquisition (taking into consideration each category of costs identified above) of more than $34 million.

     These various categories of costs and savings were also considered in multiple analyses conducted by the Public Staff witnesses, the results of which are reflected on CUCA Public Staff Cross-Examination Exhibit No. 2. This exhibit indicates that the Public Staff witnesses identified the same categories of costs as Piedmont, although they calculated these costs differently. The Public Staff witnesses then undertook an NPV analysis of the proposed transactions utilizing eight different scenarios. In each case, the witnesses concluded that the NPV of the long term benefits to ratepayers from the proposed transactions was a savings of between $42 million and $59 million.

     Witness Dzuricky and the Public Staff witnesses were cross examined about their calculations of the net benefits to ratepayers, but no other party submitted testimony on this issue. All parties filing testimony in this proceeding support approval of the business transactions proposed by the Applicants, although some parties propose conditions and make other recommendations with respect to such approval. Finally, as discussed in other parts of this Order, no changes to the rates, terms, and conditions of service for Piedmont's existing ratepayers are proposed in this proceeding. Any future change in such rates, terms, and conditions will require Commission approval, and the same is true with respect NCNG's rates, terms, and conditions of service.

     Based upon all of the foregoing, and applying the factors previously identified as appropriate for consideration in connection with business transactions as proposed in this proceeding, the Commission concludes that the transactions anticipated by the SPA will have significant economic and non-economic net benefits for Piedmont, NCNG, and their respective ratepayers. More specifically, there will be no net adverse impact on rates and services by the acquisitions, expected benefits from the transactions will exceed expected costs, no negative impact on service quality is expected, certain costs to provide service will be lower after the transactions, this Commission will continue to have effective regulatory control over Piedmont, Piedmont's gas system will be strengthened and more geographically diverse as a result of the transactions, competitive concerns based on gas and electricity being provided by the same entity will be eliminated, and the headquarters of NCNG will remain in North Carolina. The Commission concludes that the business transactions proposed in this proceeding are justified by the public convenience and necessity and should be approved.

     With respect to the impact on rates, the Commission notes that NCNG has a general rate case pending in Docket No. G-21, Sub 442, which is scheduled for hearing in August 2003. Part of the rate increase being sought in that rate case is related to the costs of the acquisition proposed in these dockets. There is some evidence in this record that certain costs of the acquisition may tend to increase rates for NCNG's customers in the first years after the acquisition, but there is also evidence that long-term savings will more than offset any such increase over time. Projections of costs and savings to be achieved by the acquisition indicate an overall impact on NCNG's ratepayers in the first year of $2.8 million in potential costs, but potential savings of $34 million in the long-term, based on NPV using a 10% discount rate. CUCA Dzuricky Cross Examination Exhibit No. 1. The Public Staff's analysis of the potential impact of the acquisition on NCNG's costs indicates that costs may increase for four years or more, but that the acquisition will achieve savings in the long run. To illustrate the impact of merger costs and savings on NCNG's rates, the Public Staff analyzed potential costs and savings in eight cases using different assumptions for the revenue requirement factor, amortization periods, and depreciation periods. The results of that analysis indicate the first year impact of the merger could range from a savings of $0.3 million to a cost of $2.4 million. The impact in the first four years could range from a savings of $3.7 million to a cost of $4.0 million. The impact in the long term could produce savings ranging from $42 to $59 million. CUCA Public Staff Cross Examination Exhibit No. 2.

     In his brief, the Attorney General proposes that the order in these dockets include a condition to the effect that "merger-related costs recovered in the pending NCNG general rate case shall be fully offset by quantified merger-related savings, and the burden of proof will be on the applicant to demonstrate that this condition is met." The Attorney General proposes this condition to provide assurance that NCNG's rates will not be adversely affected by acquisition-related costs in the first years after the merger. The Attorney General argues that "if the Commission conditions approval in this case on a demonstration that merger-related costs and savings offset one another, a clear record will be established that merger approval was granted based on the expectation that the balance will be struck in the rate case."

     The Commission believes that the proposed condition would inappropriately link the present proceeding with the general rate case proceeding in Docket No. G-21, Sub 442. The Commission believes that it must decide the present proceeding based upon the evidence presented in these dockets and must decide the rate case based upon the evidence and arguments presented in the rate case docket. Further, although there is some evidence that certain costs of the acquisition may tend to increase rates for NCNG's customers in the first years after the acquisition, there is also evidence that long-term savings will more than offset any such increase. The Commission concludes that the evidence tends to show that there will be no net adverse impact on rates overall and that the condition proposed by the Attorney General should be rejected.

            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 21-22

     The evidence for these findings of fact is contained in Chapter 62 of the General Statutes and in the testimony of the Applicants' witnesses Skains and Dzuricky and Public Staff witnesses Davis, Farmer, and Hoard.

     In order for Piedmont to obtain Commission approval for the issuance of debt to fund the initial financing of its purchase of NCNG and Eastern NC, Piedmont must demonstrate that such issuance (1) is for some lawful object within Piedmont's corporate purposes, (2) is compatible with the public interest, (3) is necessary or appropriate for or consistent with proper performance of Piedmont's service to the public and will not impair its ability to perform such service, and (4) is reasonably necessary and appropriate for such purpose. G.S. 62-161(b).

     The application indicates that Piedmont will initially fund the purchase of NCNG, a fifty percent (50%) ownership interest in Eastern NC, and the Eastern NC Rights and Obligations through issuance of short-term debt instruments and that such instruments will be subsequently replaced by permanent financing consisting of a mixture of long-term debt and common equity in a ratio consistent with Piedmont's historical debt/equity percentages. This plan was reiterated by the Applicants' witness Skains in his testimony. Applicants' witness Dzuricky explained that the initial short-term financing is necessary as a result of the relatively uncomplicated process utilized to issue short-term debt, compared to the complicated and extensive process needed to secure long-term debt and issue common equity.

     No other party submitted testimony or presented evidence on this subject, except for a related recommendation made by Public Staff witnesses Davis, Farmer, and Hoard concerning the Commission's authority to adjust capital cost or expense levels for securities issued to finance this acquisition, which recommendation is addressed elsewhere in this Order.

     The Commission has carefully reviewed the application and the testimony of witnesses Skains and Dzuricky, and the Commission concludes that the requirements of G.S. 62-161(b) are satisfied. First, there is no question that Piedmont's acquisition of NCNG and a fifty percent (50%) ownership interest in Eastern NC pursuant to the SPA constitutes a legitimate object consistent with Piedmont's corporate purposes. Such acquisitions constitute the legitimate exercise of a corporation's business judgment and are common in the industry and the marketplace in general. Further, the SPA contains representations and warranties by Piedmont indicating that its acquisition of NCNG is within its corporate power, duly authorized, and will not cause any material violation of law or breach of obligation on its part. Further, the Commission concludes that Piedmont's initial financing of the acquisition proposed in this docket is compatible with the public interest and necessary and appropriate for Piedmont to perform its service to the public. This conclusion is supported both by the Commission's prior conclusion that the underlying acquisitions are in the public interest and by witness Dzuricky's testimony regarding the need for initial short-term debt financing in the amount of $500 million. Piedmont will not be able to close the transactions set forth in the SPA without financing, and the plan proposed by Piedmont is reasonable and will have no adverse impact on ratepayers or the public. This is particularly true in light of the Commission's finding of fact elsewhere in this Order regarding its authority to adjust capital cost and expense levels for ratemaking purposes for securities issued to finance this acquisition. Finally, for the reasons discussed above, the Commission is convinced that the initial financing proposed by Piedmont is reasonably necessary to complete the acquisitions proposed in this proceeding.

     Based on the foregoing discussion, the Commission concludes that the requirements of G.S. 62-161(b) are satisfied and that Piedmont's request to issue up to $500 million in short-term debt securities with which to finance the initial purchase of NCNG, a fifty percent (50%) ownership in Eastern NC, and the Eastern NC Rights and Obligations should be approved.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 23

     The evidence for this finding of fact is set forth in the SPA and in the testimony of the Applicants' witness Dzuricky and Public Staff witness Hoard.

     In Article 8.2(b) of the SPA, the Applicants agree to make an election pursuant to Section 338(h)(10) of the Internal Revenue Code relating to the assets acquired in this transaction. In his direct testimony, the Applicants' witness Dzuricky indicated that the purchase price which Piedmont agreed to pay was based upon the assumption that Piedmont would be able to take advantage of a
Section 338(h)(10) election and that if the Commission denied, or raised serious doubts about, Piedmont's ability to take that election, he could not recommend to management or Piedmont's Board of Directors that Piedmont go through with the acquisition. Both witnesses Dzuricky and Hoard testified that if Piedmont were permitted to take advantage of the Section 338(h)(10) election by this Commission but historical balances of accumulated deferred income taxes (ADIT) were used for ratemaking purposes, Piedmont would lose the right to utilize accelerated depreciation with respect to all of its properties in all three states in which Piedmont operates. Both witnesses provided testimony that any initial "costs" associated with the Section 338(h)(10) election are more than offset by other savings to ratepayers resulting from this transaction. Specifically, witness Dzuricky testified that Piedmont had conservatively estimated the NPV of the savings to ratepayers resulting from this transaction to be approximately $34 million. The Public Staff made several calculations of the NPV of the net benefit from this transaction using various amortization periods and discount rates, and derived projected savings of between $42 million and $59 million. CUCA Public Staff Cross-Examination Exhibit No. 2. Finally, witness Hoard testified that, in his view, the transaction, including use of a
Section 338(h)(10) election, was a positive deal for ratepayers. Both witnesses Dzuricky and Hoard were questioned about various aspects of the Section 338(h)(10) election by counsel for CUCA and the Attorney General.

     CUCA states in its brief that the tax treatment upon which Piedmont has conditioned the merger will, according to Piedmont's own estimates, cost ratepayers more than $4.7 million in the first year after the merger and more than $13.2 million over the life of the merger, in NPV terms. Thus, CUCA argues that the proposed tax treatment is detrimental to the interests of retail ratepayers since the elimination of ADIT will contribute to an increase in the cost of service for NCNG customers. If the Commission accepts the tax treatment sought by Piedmont, CUCA believes that the merger would be justified by the public convenience and necessity only if the Commission eliminates the non-recurring O&M cost associated with merger integration and pension and post-employment obligations that Piedmont has indicated it may seek to treat as regulatory assets and amortize. Witness Dzuricky acknowledged on cross-examination that the treatment of such costs as regulatory assets was subject to a decision by the Commission. According to the CUCA Dzuricky Cross-Examination Exhibit No. 1, the merger integration and pension and post-employment obligations, as amortized over the periods selected by Piedmont, are expected to cost ratepayers approximately $3.7 million in the first year after the merger and almost $13.3 million over the long term on an NPV basis, and thus elimination of the non-recurring O&M costs will save retail ratepayers an amount similar in magnitude to the Section 338(h)(10) costs that Piedmont wants ratepayers to bear.

     In his brief, the Attorney General urges that the costs of the tax election be considered along with other merger-related costs in the pending NCNG rate case.

     In light of the uniformity of the evidence supporting Piedmont's ability to make a Section 338(h)(10) election with respect to this transaction, the benefits that will accrue to ratepayers from this transaction, and the indications that this transaction might very well not close if Piedmont's ability to make such an election were impaired by this Commission, the Commission concludes that Piedmont should be permitted to make and utilize such an election in the context of its acquisition of NCNG and a fifty percent (50%) ownership interest in Eastern NC. CUCA's proposed offset is rejected. The Attorney General's recommendation to consider merger-related costs in the NCNG rate case has been discussed above.

           EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 24 - 25

     The evidence for these findings of fact is contained in the testimony of the Public Staff witnesses and Applicants' witness Dzuricky.

     Public Staff witnesses Davis, Farmer, and Hoard described "goodwill" as "the amount by which the purchase price exceeds the value assigned to the specifically identifiable assets acquired." They equated this term to the regulatory term "acquisition premium." The Public Staff witnesses recommended that the Commission preclude Piedmont from recovering from ratepayers in any future proceeding the goodwill or acquisition premium associated with this transaction, arguing that such a ruling would be consistent with the Commission's rulings in other recent acquisition proceedings, such as Docket Nos. G-9, Sub 466 and G-3, Sub 251 (the Piedmont-NUI merger).

     Piedmont agreed to the Public Staff's recommendation with one provision. Piedmont argued that $5 million was included in the purchase price paid to Progress in exchange for Progress' agreement to assume ownership of and full responsibility for investigation and remediation of NCNG's MGP sites and that Piedmont should not be precluded from seeking recovery of this amount in a future proceeding. Piedmont stated that previous Commission orders permit NCNG and Piedmont to treat environmental clean-up costs as a regulatory asset and to seek recovery in future rate cases and that their proposed provision is needed to preserve Piedmont's right to seek such recovery.

     In response, the Public Staff witnesses argued that Piedmont paid $425 million with $19 million being goodwill, and that the Public Staff does not view $5 million of the goodwill as being better than the rest. While the SPA contains several references to the MGP facilities and specifically addresses Progress' agreement to accept responsibility for all remediation obligations associated with them, the Public Staff witnesses noted that the SPA places no value on the assumption of this obligation. The Attorney General and CUCA support the Public Staff's position.

     In the past, the Commission has generally disallowed any recovery of acquisition premiums at the time of merger approvals. See the discussion and cases cited in the Order Approving Petition in Docket Nos. G-9, Sub 466 and G-3, Sub 251 (October 8, 2002). Piedmont agrees to such treatment in this proceeding, but seeks an exception as to the amount that Piedmont paid Progress in return for Progress' assumption of responsibility as to NCNG's MGP sites. The Commission agrees with Piedmont that there is a valid distinction between the usual acquisition premium and a payment made to secure a valuable commitment such as that alleged as to the MPG clean-up. The Commission accepts the Public Staff's recommendation as to treatment of the goodwill or acquisition premium associated with this acquisition with the following proviso. The Commission will defer consideration as to the recoverability of any payment made for Progress' assumption of responsibility for NCNG's MGP sites, as well as any arguments that may be raised against such recovery, until such time, if ever, as Piedmont files a proposal to recover these costs from ratepayers or to establish a regulatory asset with respect to these costs. The Commission does not at this time decide whether such a payment was made or the amount of any such payment or the future ratemaking treatment that may be appropriate for such a payment. All that is decided now is that Piedmont is not precluded from filing an application, if it chooses, requesting some ratemaking treatment of such a payment and the Commission will decide all related issues of fact and law at such time as an application is filed.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 26

     The evidence for this finding of fact is contained in the testimony of the Public Staff witnesses and the records of the Commission.

     At the time CP&L acquired NCNG in 1999, CP&L agreed not to seek recovery of the goodwill associated with the acquisition, and the Commission accepted this agreement, as reflected in its order. See Condition 15 of the Order Approving Merger and Issuance of Securities in Docket Nos. E-2, Sub 740 and G-21, Sub 377 (July 13, 1999). Condition 15 specifically states, "Any acquisition adjustment that results from the business combination of CP&L and NCNG shall be treated for accounting and ratemaking purposes so that it does not affect CP&L's retail electric rates and charges...." The Public Staff witnesses in this proceeding recommended that the order in the present dockets state that Progress is prohibited from recovering from ratepayers the goodwill associated with the 1999 purchase of NCNG. The Public Staff witnesses also recommended that Progress should be foreclosed from seeking the recovery of "any costs related to the manufactured gas plants." They argued that Progress has presented no evidence as to how these plants or the assumption of liability for them benefits CP&L's ratepayers and that this matter should not be left as a lingering, potential cost that ratepayers may be asked to assume in the future.

     Progress responds that the Public Staff's recommendation is premature since the issue has not been presented to the Commission for consideration. At this time, there has been no request to recover any of these costs and no hearing has been held to address the evidence for the recovery of such costs that might be presented in the future.

     The Public Staff's recommendation presents two issues: treatment of the acquisition premium from the 1999 CP&L-NCNG merger and treatment of Progress' costs related to the MGP clean-up. The appropriate treatment of the acquisition premium associated with the 1999 CP&L-NCNG merger has already been decided by Condition 15 in the July 13, 1999 Order approving the CP&L-NCNG merger in Docket Nos. E-2, Sub 740 and G-21, Sub 377. The condition specifically states that any such acquisition premium "shall be treated for accounting and ratemaking purposes so that it does not affect CP&L's retail electric rates and charges...." This issue has been decided, and no further action is needed in the present dockets. To the extent Progress should be understood as seeking reconsideration of that decision, such is denied. As to the second issue, the treatment of Progress' costs related to the MGP clean-up, the Commission agrees with Progress and no decision will be made until and unless an application for ratemaking treatment thereof is filed.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 27

     The evidence supporting this finding is contained in the testimony of the Public Staff witnesses and the Applicants' witness Dzuricky.

     Public Staff witnesses Davis, Farmer, and Hoard recommended that the Commission rule that "parties not be precluded from challenging in a general rate case proceeding the appropriateness of the regulatory assets presented to the Commission in this docket." Subsequently, the Public Staff witnesses identified two regulatory assets presented in this case: (1) NCNG's pension and OPEB costs and (2) one-time integration costs associated with the acquisition. The Applicants' witness Dzuricky clarified that Piedmont is not seeking approval of any particular regulatory assets in this proceeding. Dzuricky further stated his belief that any issues relating to the establishment of regulatory assets associated with the proposed acquisition should be addressed in either the pending NCNG rate case or some future rate case. He did not object to the Public Staff's recommendation in this regard.

     In light of the agreement of the Public Staff and the Applicants that no regulatory assets are being presented for approval in this proceeding and their further agreement that any such regulatory assets should be dealt with in either the NCNG rate case or a future rate case, the Commission concludes that it is appropriate to preserve the parties' rights in this regard.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 28

     The evidence supporting this finding of fact is contained in the testimony of the Public Staff witnesses and the Applicants' witness Dzuricky.

     Public Staff witnesses Davis, Farmer, and Hoard recommended that the Commission specifically find that "nothing in the order shall be construed to deprive the Commission of its regulatory authority under the law, including its right to review and adjust, if deemed appropriate, Piedmont's cost of capital or expense levels for ratemaking purposes for the effect of the securities issued as the Initial Financing for this transaction." The Applicants' witness Dzuricky testified that Piedmont is not in any way seeking to deprive the Commission of its regulatory authority under law with respect to appropriate cost of capital or expense levels and is not conceptually opposed to the proposal of the Public Staff. Dzuricky went on to clarify Piedmont's position by emphasizing that Piedmont intends to replace the initial financing for this transaction with permanent financing in short order. He requested that the Commission make clear that the Commission's ruling on this point does not preclude any party, including Piedmont, from proposing or challenging any capital structure in a future rate case.

     Based on the agreement of the parties and the clarification requested by witness Dzuricky, the Commission concludes it is appropriate to adopt the recommendation of the Public Staff except for elimination of the word "Initial" before "Financing."

           EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 29 - 30

     The evidence supporting this finding of fact is set forth in the testimony of the Applicants' witnesses Skains and Dzuricky.

     There is the potential that Piedmont's acquisition of an interest in Eastern NC will result in Piedmont's becoming a registered holding company under the terms of PUHCA, which would adversely impact this Commission's jurisdiction vis-a-vis federal agencies. The Applicant's witnesses testified that Piedmont had filed an application with the SEC seeking a waiver from PUHCA relative to the acquisition of the interest in Eastern NC, on grounds that the interest in Eastern NC will be de minimis in the context of the larger company. If this waiver is granted, Piedmont would become an exempt holding company, and Piedmont anticipates that the waiver will be granted. On cross-examination by the

Attorney General, witness Skains was asked several questions regarding the possible impact of PUHCA on Piedmont if the waiver is not granted. Witness Skains testified that the SPA gives Piedmont the right not to proceed if the waiver is denied. He testified that if the waiver is not granted, "I don't know...whether we would go forward with the acquisition or not. That is an issue we would consult our lawyers as to, as well as discuss with our board...."
Witness Skains volunteered that Piedmont would notify the Commission before proceeding with the acquisition of the interest in Eastern NC if that acquisition would result in Piedmont's becoming a registered holding company. Piedmont agreed to the following:

     Piedmont shall promptly notify the Commission in the event that Piedmont determines (or is otherwise informed) prior to the closing of the transactions anticipated herein that Piedmont will become a Public Utility Holding Company within the meaning of PUHCA as a consequence of such closing.

     In his brief, the Attorney General proposed that the Commission's approval in these dockets be subject to a condition as follows:

          It is assumed, based on representations made by Piedmont, that the merger will not cause Piedmont to become a registered holding company under PUHCA. If Piedmont or its affiliates engage in acquisitions or other actions (such as, but not limited to, the creation of a parent of Piedmont) after the merger that create the possibility of Piedmont (or a parent) becoming a registered holding company under PUHCA, Piedmont will notify the Commission at least 30 days prior to filing with the SEC any application necessary to obtain authorization to take such actions or, where no such application is necessary, at least 60 days prior to taking such actions.

This language comes from prior Commission orders approving other mergers which presented the potential for the utility to become a registered holding company.

     Based on witness Skains' commitment, the Commission finds it appropriate to direct Piedmont to provide it with prior notice if Piedmont determines or is otherwise informed prior to the closing of the transactions anticipated by the SPA that Piedmont will become a registered holding company as a consequence of such closing.

     The Attorney General's proposed condition is broader than Piedmont's commitment. It would require advance notice before Piedmont undertakes future "acquisitions or other actions" that might result in Piedmont becoming a registered holding company. Both the Duke-PanEnergy merger (Docket No. E-7, Sub
596) and the CP&L-NCNG merger (Docket Nos. E-2, Sub 740 and G-21, Sub 377) presented the potential that those utilities would become registered holding companies, resulting in significant loss of this Commission's jurisdiction. In both of those proceedings, the Commission approved the mergers upon conditions which provided for advance notice and, further, provided that the utility would bear the full risk of any preemptive effects of PUCHA and take all such actions as the Commission might find necessary and appropriate to hold North Carolina retail ratepayers harmless from such preemption. The Attorney General's proposed condition provides for advance notice, but the purpose of such advance notice is to allow the Commission to act. The Commission has heard claims in other dockets that advance notice is for informational purposes only and does not allow the Commission to take any action in response. The Commission concludes that it should order anti-preemption language as a condition in this proceeding for three reasons. First, it clarifies the intent of the advance notice. Second, it serves the purpose of consistency since similar anti-preemption conditions were imposed as to Duke and CP&L in past proceedings that presented the prospect of the utility's becoming a registered holding company. Third, the Commission recognizes that Piedmont does not intend to become subject to PUCHA and that Piedmont does not have to proceed with the acquisition if its request for a waiver is denied. However, witness Skains testified that the ultimate decision would be made by others if the request is denied, and his testimony did not completely rule out the possibility that Piedmont would become a registered holding company.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 31

     In his brief, the Attorney General proposes that Progress should be required to continue to provide full access to books and records relating to NCNG and Eastern NC. The Attorney General states that G.S. 62-51 authorizes members of the Commission, Commission Staff, and Public Staff to inspect the books and records of corporations affiliated with public utilities. After Progress transfers its NCNG stock and its interest in Eastern NC to Piedmont, the legal affiliation between Progress and NCNG and Progress and Eastern NC will end. However, the need to inspect books and records of NCNG and its former affiliates will continue, for example, in connection with NCNG's next annual gas cost prudence review. The Attorney General argues that while the G.S. 62-51 authority may reasonably be interpreted to extend to former affiliates and although the Commission's broad powers may also provide such authority, it would be appropriate to clarify the extent of the Commission's authority through a condition in this order. The Attorney General proposes the following condition:

          Following the merger, Progress will continue to provide the members of the Commission, Commission Staff, and Public Staff full access to books and records of NCNG and entities that, prior to the merger, have been affiliated with NCNG, where such records relate either directly or indirectly to the provision of intrastate service by NCNG.

     The Commission concludes that such a condition is appropriate as a part of the approval granted herein.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 32

     In his brief, the Attorney General notes that some actions and decisions that were taken while NCNG was owned by Progress will not be reviewed by the Commission until after the acquisition by Piedmont. For example, NCNG's next annual gas costs prudence review will occur after the acquisition. In order to ensure that any disagreement about responsibility as between Piedmont and Progress does not affect ratepayers or the Commission's ability to perform adequate review of NCNG, the Attorney General proposed the following condition:

          NCNG will be fully accountable for any action or inaction by NCNG affecting rates or services, and the merger and resulting change in ownership will not be an excuse or defense. For example, NCNG's next annual prudence review of gas costs will occur after the merger, and NCNG will be fully accountable for the prudence of such costs.

     The Commission agrees with the proposition that it must retain authority to order any adjustments to NCNG's rates that might be found appropriate in the gas cost prudence review covering the time before NCNG was acquired by Piedmont, or in any similar situation. To the extent the Attorney General's proposed condition seeks to clarify such, the Commission finds it appropriate to hereby assert such authority.

          EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 33 AND 34

     The Attorney General notes that in orders approving other mergers based upon conditions, the Commission has made the following statement concerning the intent of the conditions:

          It is the intent of the foregoing Regulatory Conditions that the affected utilities' ratepayers shall be held harmless from any adverse effects of the merger, including actions by other regulatory jurisdictions relating to the merger, and that ratepayers shall receive benefits from the merger that are at least commensurate with the potential adverse effects of the merger.

The Attorney General recommends that this expression of intent be incorporated into the order in this proceeding.

     The Commission has also made the following statement in other merger orders concerning its authority to amend regulatory conditions should the need arise:

          It is the Commission's intention to enforce all of the Regulatory Conditions approved herein consistently with their intended goals. In addition, the Commission has inherent authority, consistent with the appropriate procedural mechanisms, to amend the Regulatory Conditions should circumstances warrant. To the extent that a party has a concern or complaint with respect to the actions of the affected utilities or with the Commission's interpretation of the Regulatory Conditions, that party may seek relief from the Commission.

The Attorney General recommends that this statement be incorporated into the order in this proceeding.

     These statements have been made in other merger orders, and the Commission finds that they accurately state the Commission's intent in these proceedings.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 35

     The evidence supporting this finding is contained in the testimony of the Public Staff witnesses, CUCA witness O'Donnell, and APEC witness Hughes, in the rebuttal testimony of the Applicants' witness Dzuricky, in letters filed in these dockets by Progress and APEC, and in Piedmont's late-filed exhibit.

     Public Staff witnesses Davis, Farmer, and Hoard testified that the Commission should approve the transactions proposed herein subject to two conditions: (1) that APEC formally provide an acknowledgment that it is not exercising its right of first refusal with respect to the Eastern NC shares to be purchased by Piedmont and (2) that Eastern NC and APEC provide their consent to the assignment of the CO&M Agreement to Piedmont.

     As to the first condition proposed by the Public Staff, APEC witness Dixon testified, "APEC was given notice of the sale and did not exercise its right of first refusal to purchase the shares of Eastern NC being sold to Piedmont." Piedmont witness Dzuricky cited this language in his rebuttal testimony as evidence that APEC had declined to exercise this right. In a letter filed with the Commission by APEC's President and Chairman Jimmie Dixon on April 24, 2003, APEC again expressly indicated that it had "declined to exercise its right of first refusal to purchase Progress Energy, Inc.'s shares at the price at which Progress Energy . . . agreed to sell such shares to Piedmont Natural Gas Company." Given this testimony and correspondence, the Commission concludes that APEC has acknowledged that it is not exercising its right of first refusal with respect to the Eastern NC shares being sold to Piedmont. Accordingly, the Public Staff's first proposed condition has been satisfied.

     As to the Public Staff's second proposed condition, witness Dixon indicated that APEC generally supports the proposed transactions described in the SPA and is inclined to consent to the assignment of the CO&M Agreement provided that (1) Piedmont continues to honor the legal and contractual obligations of Progress and CP&L with regards to Eastern NC, (2) Piedmont honors the service agreement between APEC and Eastern NC, (3) Piedmont recognizes and continues to allow active participation of APEC in the management of Eastern NC, and (4) Piedmont completes the construction of the Eastern NC gas system as currently designed. In his rebuttal testimony, witness Dzuricky agreed that APEC should provide its consent to the assignment of the CO&M Agreement to Piedmont. With respect to the specific concerns listed by witness Dixon, Dzuricky indicated that Piedmont would assume all obligations of NCNG to Eastern NC as a result of the acquisition, that neither NCNG nor Piedmont is a party to the service agreement referenced by Dixon, that Piedmont has no intention of changing APEC's participation in Eastern NC, and that Piedmont intends to complete construction of the Eastern NC gas system based on the design budget and schedule approved by the Commission. In his supplemental testimony, witness Dixon indicated that Piedmont and APEC had agreed to the assignment of the CO&M Agreement to Piedmont and to resolution of other concerns pursuant to an agreement of April 29, 2003, and that APEC was satisfied with the agreement. A copy of this agreement was filed by Piedmont as a late-filed exhibit. Based on the testimony and late-filed exhibit, the Commission concludes that APEC has formally consented to the assignment of the CO&M Agreement to Piedmont and that its other concerns have been satisfied. With respect to the Public Staff's request that Eastern NC also consent, the Commission notes that Eastern NC is currently owned in its entirety by APEC and CP&L and after the transactions proposed herein will be owned by APEC and Piedmont. Thus, ownership of Eastern NC resides with APEC, which has expressly consented to the assignment of the agreement, and with CP&L and Piedmont, both of whom have requested approval of the assignment of the agreement. The Public Staff's second proposed condition has been satisfied.

     CUCA witness O'Donnell testified that CUCA supports the proposed transactions subject to conditions (1) that Piedmont's existing sales and transportation services (and rates) are not rendered less desirable as a result of the acquisition and (2) that Piedmont completes the transition of NCNG's rates, terms, and conditions of service to those of Piedmont within a three-year period. Witness Dzuricky indicated that Piedmont was not proposing to change the rates, terms, or conditions of Piedmont's service to its existing customers in either this proceeding or the pending NCNG rate case, but that Piedmont continuously reviews its non-rate terms of service and recommends changes as economic and other conditions change. Dzuricky also testified that while Piedmont believes that it will be able to complete the integration of NCNG into Piedmont within three years, Piedmont is uncomfortable giving a guarantee.

     The Commission understands CUCA's concern regarding the potential impact of the acquisition on existing Piedmont customers; however, the Commission notes that it has previously found in this Order that the proposed acquisition will have no detrimental impact to existing Piedmont customers. Further, while neither Piedmont nor the Commission can guarantee that Piedmont's rates will not change at some point in the future, any such change will be subject to Commission scrutiny and approval. There is no proposal to change the rates, terms, or conditions of service of Piedmont's existing customers in either this proceeding or the NCNG rate case. Substantial changes to NCNG's terms and conditions of service have been proposed in NCNG's rate case which, if approved, would move NCNG in the direction of Piedmont's service structure. The Commission also appreciates CUCA's desire for prompt consolidation of the NCNG operations into Piedmont. While Piedmont has not provided a guarantee that it will complete the consolidation of NCNG into Piedmont within three years, it has proposed and the Commission is concurrently approving a three-step mechanism to "roll-in" NCNG's rate structure into that of Piedmont. This roll-in and the related service integration process will be subject to the continuing jurisdiction of the Commission. Based on the foregoing, the Commission concludes that Piedmont's proposed acquisition of NCNG will not make the rates, terms, or conditions of service for Piedmont's existing customers any less desirable, thereby satisfying CUCA's first proposed condition. The Commission further concludes it will not impose a mandatory three-year integration deadline. This conclusion is based, in part, on the fact that full integration of NCNG into Piedmont will require the active participation of multiple parties, including the Commission, and various subsequent proceedings. Because Piedmont cannot control these parties or proceedings, a deadline for integration is not appropriate. The Commission will, however, monitor the progress of this integration through the rate case and rate transition plan.

     Eastern NC witness Hughes testified that Eastern NC generally supports the acquisition by Piedmont of the shares of Eastern NC and Commission approval thereof, provided that such approval is made contingent upon CP&L's issuance of certain encroachment permits to Eastern NC. Witness Dzuricky observed that Piedmont does not have the ability to satisfy this condition because it does not own and will not come to own the rights-of-way in question, but that it does not oppose this request. In a letter from its counsel filed with the Commission on April 22, 2003, Progress committed to the Commission that it would "allow such facilities to be installed, consistent with the current design and construction plans for the Eastern NC system . . . [and that Progress] anticipates finalizing the necessary encroachment permits shortly."

     Based on the April 22, 2003 commitment by Progress, the Commission finds it unnecessary to condition its approval in this proceeding upon the execution of the requested encroachment agreements. To the extent that problems arise in the future with respect to this matter which cannot be resolved by the parties, the Commission is available for dispute resolution.

            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 36-39

     The evidence for these findings of fact is contained in the application and in the testimony of the Applicants' witness Dzuricky and Public Staff witnesses Davis, Farmer, and Hoard.

     In the application, Piedmont makes several requests regarding the rate provisions to be applicable to its service to former NCNG customers following NCNG's merger into Piedmont. In the first, Piedmont seeks authorization for Piedmont "to commence natural gas service in all areas of North Carolina previously certificated to NCNG under the terms and conditions of service, including rates, approved for NCNG, as the same may be amended from time to time
.. . ." In the second, Piedmont requests authorization to make appropriate changes in its policies and procedures, including its gas cost recovery mechanism, that are necessary or appropriate to effect the merger. Piedmont intends to initially charge NCNG customers rates based on the approved NCNG rates in effect at the time of closing, as these may be amended from time to time, provided, however, that Piedmont also intends to combine all of its wholesale gas costs for NCNG and Piedmont customers following the merger to ensure that all of its customers will pay the same amount for gas provided by Piedmont.

     Applicants' witness Dzuricky testified that it is Piedmont's goal to integrate NCNG's customers into Piedmont's existing customer base as soon as practical and that Piedmont will utilize several steps to accomplish this goal. The first step will be to roll-in the commodity costs of all gas purchased by Piedmont (for its historic customers and for the former NCNG customers) into a single pool to be allocated to all of its North Carolina customers. This step will be taken on the effective date of Piedmont's first benchmark change following closing. The second step will be for Piedmont to file a rate transition plan with the Commission seeking approval of specific mechanisms to, among other things, transition NCNG's customers to Piedmont's demand gas cost rate components. The third step will be to complete any remaining integration of rates and terms of service in Piedmont's next general rate case following closing. Witness Dzuricky indicated that this transition will be facilitated by certain actions being proposed in the NCNG rate case, such as movement towards Piedmont service structure and utilization of a margin rate structure which recognizes Piedmont's pending acquisition of NCNG. Finally, witness Dzuricky indicated that Piedmont will charge NCNG's customers NCNG's approved base rates following the merger until changed by further Commission action.

     The Commission approves Piedmont's proposal to transition NCNG's customers to Piedmont's rates. The Commission notes that this approach is substantially similar to that being utilized with respect to Piedmont's previous acquisition of the assets and certificate authority of NUI Corporation in North Carolina and that it allows for a gradual transition to Piedmont's rate structure under the continuing supervision and authority of the Commission.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 40

     The evidence for this finding of fact is contained in the testimony of the Applicants' witness Dzuricky, Public Staff witnesses Davis, Farmer, and Hoard, and CUCA witness O'Donnell.

     With respect to the Commission's annual prudence review of NCNG's gas costs, witness Dzuricky recommended that NCNG's gas cost review period be extended until May 31, 2004, to coincide with Piedmont's next review period following the acquisition. The Public Staff witnesses recommended that NCNG's next gas cost review period end on the last day of the month of closing of the merger. CUCA witness O'Donnell recommended that Piedmont and NCNG continue to have separate annual gas cost review proceedings for the next year and then that NCNG's proceeding be moved up five months to coincide with Piedmont's. In his rebuttal testimony, witness Dzuricky agreed with the proposal of the Public Staff, provided that it would apply even if the transaction closed on the last day of a month and with the understanding that NCNG's next gas cost review will be based on actual, rather than estimated, balances in the various deferred accounts. At the hearing, witness O'Donnell accepted the Public Staff's proposal as long as there are separate hearings for Piedmont and NCNG.

     The Commission finds advantage and logic in the Public Staff's proposal to end the review period for NCNG's next annual gas cost prudence review concurrent with the change in ownership. This will simplify that review by clearly separating the period of Progress management from the new period of management by Piedmont. The Commission adopts the Public Staff's proposal in this regard with the clarifications added by Piedmont. After the change in ownership, there will be only one company and the decisions relevant to gas supply and gas costs for all customers will be made by the same management, although the former NCNG customers will admittedly have separate rates and deferred accounts for some time until full integration and rate transition can be achieved. On a going forward basis (after NCNG's next annual prudence review), the Commission concludes that it will conduct a unified gas cost prudence review for all Piedmont customers, on the schedule prescribed for Piedmont by Commission Rule. The Commission concludes that there should be one hearing for all Piedmont customers, but recognizes that for some time it will be necessary to consider separate accounting and rates for the former NCNG customers in the context of that unified hearing.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 41

     The evidence for this finding of fact is found in the application and in the testimony of the Applicants' witnesses Skains and Dzuricky and Public Staff witnesses Davis, Farmer, and Hoard.

     In addition to approval of the acquisition by Piedmont of NCNG, a fifty percent (50%) interest in Eastern NC and the Eastern NC Rights and Obligations, the merger of NCNG into Piedmont, and the issuance of $500 million in short-term debt, the Applicants also seek certain related authority involving the transfer of certificate authority from NCNG to Piedmont, the respective initiation and termination of service within NCNG's service territory by Piedmont and NCNG, modification of Piedmont's policies and procedures, authorization for Piedmont to do business under the NCNG name, and certain other necessary and appropriate adjustments.

     The Commission finds all of the requested authorizations to be appropriate and necessary to effect the business transactions previously approved herein, except the Applicants' request to modify CP&L's Code of Conduct. In the Scheduling Order, the Commission decided to address CP&L's request for modification of its Code of Conduct in a separate docket, and the Commission reiterates that decision. Based upon its previous findings and conclusions, and except for the proposed modification of CP&L's Code of Conduct, the Commission grants each of the additional authorizations sought by Applicants, to be exercised in a manner consistent with the provisions of this Order, Chapter 62 of the General Statutes, and the Commission's Rules and Regulations.

     IT IS, THEREFORE, ORDERED as follows:

     1. That the proposed acquisition by Piedmont of all of the capital stock of NCNG and a fifty percent (50%) interest in Eastern NC and the Eastern NC Rights and Obligations, as set forth in the October 16, 2002 SPA is hereby approved;

     2. That the proposed merger of NCNG into Piedmont is approved;

     3. That as of the effective date of the acquisition, all of NCNG's rights and obligations under all certificates of public convenience and necessity heretofore issued by the Commission to NCNG and/or its predecessors shall be transferred to and vested in Piedmont;

     4. That as of the effective date of the acquisition, Piedmont is authorized to commence, and NCNG is authorized to cease, providing service to NCNG's existing customers;

     5. That following the closing of the transactions, Piedmont is authorized to do business as NCNG;

     6. That Piedmont is authorized to issue up to $500 million in short-term debt securities to fund its purchase of NCNG and a fifty percent (50%) interest in Eastern NC and the Eastern NC Rights and Obligations;

     7. That on and after the effective date of the acquisition, Piedmont is authorized to make appropriate changes in its policies and procedures, including its Gas Cost Recovery Mechanism, consistent with this Order, Chapter 62 of the General Statutes, and the Commission's Rules and Regulations;

     8. That Piedmont shall synchronize and consolidate the commodity gas cost component of its rates for all its North Carolina customers (including former

NCNG customers) on the effective date of the next change in its benchmark commodity cost of gas after the closing;

     9. That Piedmont shall prepare and file, as soon as practicable following the closing of the merger between Piedmont and NCNG, a rate transition plan to permit Piedmont to charge all of its North Carolina customers (including former NCNG customers) the same rate components to recover its wholesale demand gas costs;

     10. That Piedmont shall file in its next general rate case following the closing of the merger between Piedmont and NCNG, any additional proposed changes to its rates, tariffs, and service regulations;

     11. That the review period for NCNG's next annual gas cost prudence review shall end on the last day of the month of the closing of the merger between Piedmont and NCNG, even if the closing is on the last day of the month, and the review will be based on actual, rather than estimated, deferred account balances; and that thereafter the Commission will conduct a unified gas cost prudence review for all Piedmont customers, on the schedule prescribed for Piedmont by Commission Rule;

     12. That no party shall be precluded from seeking or challenging the establishment of any regulatory assets relating to NCNG's pension and OPEB costs and Piedmont's integration costs in either the pending NCNG rate case or another future rate case;

     13. That nothing in this Order shall be construed to deprive the Commission of its regulatory authority under North Carolina law, including its right to review and adjust, if appropriate, Piedmont's cost of capital or expense levels for ratemaking purposes for the effect of the securities issued as the financing for the acquisition;

     14. That Piedmont shall promptly notify the Commission in the event that Piedmont determines (or is otherwise informed) prior to the closing of the transactions anticipated herein that Piedmont will become a registered holding company within the meaning of PUHCA as a consequence of such closing;

     15. That if Piedmont or its affiliates engage in acquisitions or other actions (such as, but not limited to, the creation of a parent of Piedmont) after the merger that create the possibility of Piedmont (or a parent) becoming a registered holding company under PUHCA, Piedmont will notify the Commission at least 30 days prior to filing with the SEC any application necessary to obtain authorization to take such actions or, where no such application is necessary, at least 60 days prior to taking such actions; and that Piedmont will bear the full risk of any preemptive effects of PUCHA and will take all such actions as the Commission finds necessary and appropriate to hold North Carolina retail ratepayers harmless from such preemption;

     16. That Piedmont shall not be permitted to recover from its ratepayers the goodwill or acquisition premium associated with its acquisition of NCNG and a fifty percent (50%) ownership interest in Eastern NC;

     17. That Piedmont is not precluded from seeking future regulatory asset treatment or recovery of such part of the total purchase price paid by Piedmont as may be allocable to Progress' assumption of all investigation and remediation liability associated with and ownership of NCNG's MGP sites;

     18. That CP&L shall not be permitted in any future proceeding to seek recovery of the goodwill related to its 1999 purchase of NCNG;

     19. That Progress is not precluded from seeking future ratemaking treatment or recovery of Progress' costs related to the MGP clean-up;

     20. That, following the merger, Progress shall continue to provide members of the Commission, Commission Staff, and Public Staff full access to books and records of NCNG and entities that, prior to the merger, have been affiliated with NCNG, where such records relate either directly or indirectly to the provision of intrastate service by NCNG;

     21. That the Applicants shall file a written notice in this docket within thirty (30) days after consummation of the business transactions approved herein; and

     22. That this docket shall remain open for the purpose of filing such notice.

     ISSUED BY ORDER OF THE COMMISSION.

     This the  26th day of June, 2003.
              -----


                                            NORTH CAROLINA UTILITIES COMMISSION


                                            /s/ Gail L. Mount
                                            ------------------------------------

                                            Gail L. Mount, Deputy Clerk